EMISPHERE TECHNOLOGIES, INC.
240 Cedar Knolls Road
Suite 200
Cedar Knolls, NJ 07927

VIA EDGAR	August 18, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3628
Attention: Jeffrey P. Riedler, Assistant Director

RE:	Responses to the comment letter of the Securities and Exchange Commission Staff dated August 4, 2011 regarding Emisphere Technologies, Inc. (File No. 000-17758)
Ladies and Gentlemen:
This letter is in response to the letter sent by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Emisphere Technologies, Inc. (the “Company”) dated August 4, 2011, regarding the above referenced filing. For convenience, these responses are immediately preceded by the comments included in the letter of the Commission’s staff.
Staff Comment. Please consider whether the company has made all appropriate disclosures with regard to the oral form of salmon calcitonin that is in development, including any adverse effects. We note that according to a press release by the European Medicines Agency published January 21, 2011, the Committee for Medicinal Products for Human Use has begun looking at the increased risk of prostate cancer progression and other types of malignancies in patients taking calcitonin containing medicines for the prevention of acute bone loss.
Your analysis should not be limited to statistically-supportive data that links the medicine to the risk, but should also provide any anecdotal information in the public domain that would affect sales of the product.
Company Response. The Company acknowledges the Staff’s comments and responds as follows: The development of the Company’s calcitonin-containing products is conducted in accordance with the Company’s agreements with Novartis Pharma AG (“Novartis”) and is under the control and supervision of Novartis who, under a co-development collaboration, is conducting clinical trials for the Company’s calcitonin-containing products through Nordic Bioscience. Upon receipt of the Staff’s comment, the Company addressed the subject matter of the comment with Novartis. Novartis has been and continues to be in contact with regulatory authorities worldwide relating to the Emisphere oral salmon calcitonin products as well as other Novartis salmon calcitonin products, including specifically the European Medicines Agency in reference to its request referenced in the January 21, 2011 press release cited by the Staff. Based on the Company’s consultations with Novartis, confidential information provided by Novartis to the Company, and the Company’s own review of available public information, the Company believes that its current disclosures relating to the risks of drug development and the regulatory approval process are appropriate. Having made this determination, the Company confirms to the Staff that it continuously evaluates the appropriateness of its disclosures in light of the progress of product development and clinical testing, relevant scientific research and regulatory oversight.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; Staff comments or changes to the Company’s disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, EMISPHERE TECHNOLOGIES, INC.
By:	/s/ Michael R. Garone
Michael R. Garone
Interim Chief Executive Officer and Chief Financial Officer

cc:	Timothy C. Maguire, Esq.